                                         Filed by i2 Technologies, Inc.
                                    Pursuant to Rule 425 under the Securities
                                         Act of 1933 and deemed filed pursuant
                                         to Rule 14a-12 of the Securities
                                         Exchange Act of 1934

                                    Subject Company: Aspect Development
                                         Commission File No: 000-20749


                       THE FOLLOWING IS A SUMMARY OF THE

         SLIDE PRESENTATION GIVEN BY i2 TECHNOLOGIES ON MARCH 16, 2000

                                   [i2 LOGO]


                        INTELLIGENT eBUSINESS SOLUTIONS

                   CREDIT SUISSE FIRST BOSTON Tech Tour 2000


                                 March 16, 2000



(C)1995-1999 i2 Technologies, Inc. CONFIDENTIAL

SAFE HARBOR LANGUAGE

In our presentation today, and during the question and answer session, we may make projections or forward-looking statements, including statements regarding i2's ability to execute its strategy, future growth or results, and projected competitive impacts, that involve risks and uncertainties. These risks and uncertainties include various important factors such as competition, market demand, technological change, recent acquisitions, international operations and general economic conditions. For additional discussion of factors which could impact the Company's financial results, please refer to the Company's latest Form 8-K and 10-K, and other recent reports filed with the SEC.



(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

                      COMPREHENSIVE PLATFORM, SERVICES &

                                    CONTENT

                               FOR e-MARKETPLACES

                                BRUCE JACQUEMARD








(C)1995-1999
i2 Technologies, Inc.
CONFIDENTIAL


                                       INTELLIGENT eBUSINESS SOLUTIONS [i2 LOGO]

PROFILE OF i2


o      Leading vision for intelligent eBusiness

o      Most comprehensive marketplace solutions

o      Exemplary record of execution

o      Facing historic opportunity



                          ---------------------------
                               in the right place
                                at the right time
                             with the right solution
                          ---------------------------




(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

AGENDA




o    B2B MARKETPLACE AND DIRECTIONS

o    TRADEMATRIX

o    IBM/i2/ASPECT/ARIBA RELATIONSHIP




(C)1995-1999
i2 Technologies, Inc.                  INTELLIGENT eBUSINESS SOLUTIONS [i2 LOGO]
CONFIDENTIAL

INTERNET EVOLVING TO INTELLIGENT eBUSINESS

           [Graph depicting the increase in value from website
                       presence to intelligent eBusiness]


                                                          INTELLIGENT
WEBSITE             eCOMMERCE            eBUSINESS         eBUSINESS
-------             ---------            ---------        -----------
presence         buying & selling   buying & selling,     Synchronized
                                    information sharing   & optimized
                                                          business
                                    redeploying current   processes,
                                    business practices    spanning
                                                          multiple
                                                          enterprises

(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

DELIVERING THE NEXT GENERATION OF B2B



          MANUFACTURERS                        SERVICE ORGANIZATIONS
--------------------------------------------------------------------------------
MRO Supplies                     8%     MRO Supplies and Equipment      25%
Office Supplies                  2%     Office Supplies                  5%
Production Components           50%     Services                        10%
All Other Expenses and Profit   40%     All Other Expenses and Profit   60%


--------------------------------------------------------------------------------
BUSINESS IMPACT OF NEXT GENERATION B2B SOLUTIONS

BUSINESS OBJECTIVE            NEW B2B CAPABILITY       FIRST GEN.     NEXT GEN.
------------------            ------------------       ----------     ---------
Reduce Ordering Cost          Transaction Automation       X              X
Reduce Inventories            Collaborative Planning                      X
Reduce COGS                   Spend Aggregation                           X
Reduce OpEx                   Spend Aggregation                           X
Speed Product Devel.          Design Collaboration                        X
--------------------------------------------------------------------------------


(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

B2B CRITICAL SUCCESS FACTORS


o      Sources of value

       o      eMarketplaces bounded by services, content and connectivity

o      Shared value

       o      Must add value to every constituent

o      Time to value

       o      Ease of adoption and cost of conversion impact

o      Open, Scalable technology






(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

ENTERPRISE PROCESSES





                     [Chart depicting visual presentations
                        of enterprise processes-product
                    development/engineering, manufacturing,
                      and marketing/sales/administration]




(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

B2B EXTENDS THE ENTERPRISE




[Chart showing some of the components of eBusiness - direct material suppliers, design partners, customers, logistic providers and indirect material suppliers and the interaction with the enterprise process components.]



(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

B2B EXTENDS THE ENTERPRISE


COMPREHENSIVE eBUSINESS SOLUTION



[Chart showing some of the components of eBusiness - direct material suppliers, design partners, customers, logistic providers and indirect material suppliers and the interaction with the enterprise process components.]




(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

WHY IS TRADEMATRIX UNIQUE?


o      Strategic relationships

o      Breadth and depth of services

o      Content (Aspect, SupplyBase and others)

o      Marketplace-to-Marketplace

o      Physical fulfillment

o      Value

Proven ability to deliver

                                                     [Graphic depicting numerous
                                                          components of business
                                                             and the interaction
                                                                  between them.]



(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

MARKETPLACE SERVICES



                    [Chart showing comprehensive eBusiness solution presentation slide in the background, with "Product Development," "Commerce," "Strategic Sourcing," "Retail," "Procurement," "Planning," "Fulfillment," "Customer Care," and "Content" solutions superimposed over the marketplace depiction.]



(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

PROGRESS TO DATE


o      TradeMatrix launch at Planet `99

       [TRADEMATRIX LOGO]

o      Industry public marketplaces

       [HIGHTECHMATRIX LOGO]   [FREIGHTMATRIX LOGO]   [SOFTGOODSMATRIX LOGO]

       and more to come...

o      Privately branded marketplaces

       o Co's. include SUN, IBM, HP, Compaq, Alliant, UTC, Honeywell, VF Corp, Jergen's, Clorox, Fasturn.com, eCampus.com, iStar-exchange, myAircraft.com

       [iSTARXCHANGE LOGO] [FASTURN LOGO] [eCAMPUS.COM LOGO]




(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL
i2 + IBM/ARIBA + ASPECT + SUPPLYBASE...


o      Best of breed solutions in an open B2B platform

o      Strong IBM middleware/operating environment

o      Most services provided by combo of i2 and Ariba

o      Broadest content through Aspect and others

o      Proven solutions deliver rapid time to value



(c)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

WHY ACQUIRE ASPECT DEVELOPMENT?


o      Content is strategic

o      Solutions tightly complementary

o      Customers want it

o      Accretive to cash earnings

o      Additional synergies

o      Worth 18% of combined company





(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL
i2 + ASPECT: B2B POWERHOUSE                            [ASPECT DEVELOPMENT LOGO]




o      Good for Customers

       o      Breadth & depth of solutions from one vendor

o      Good for Partners

       o      Open standard platform for B2B

o      Good for Shareholders

       o      The number #1 in B2B creating value




(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL

SUMMARY


o      TradeMatrix is most comprehensive platform for eMarketplaces

       o      Breadth of services & content

       o      Marketplace-to-Marketplace

       o      Physical fulfillment

       o      Greatest value

o      The opportunity is huge

       o      Growth of marketplaces increases demand for services

o      i2 has a heritage of delivery

       o      Solved hardest problems first




(C)1995-1999                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL